

March 12, 2020

<u>Via E-mail</u>

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re: Potbelly Corporation**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **File No. 001-36104**
> **Schedule 13D/A**
> **File No. 005-87909**
> **Filed March 2, 2020 by Vann A. Avedisian Trust U/A 8/29/85; Intrinsic**
> **Investment Holdings, LLC; KGT Investments, LLC; Bryant L. Keil;**
> **and Neil Luthra**

Dear Mr. Raglan:

We have reviewed the above-captioned filings and have the following comment.

Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to this comment, we may have additional comments.

If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

1. Refer to row 2(b) of the respective cover pages in your amended Schedule 13D filed March 2, 2020. Notwithstanding the apparent decision by each of the reporting persons to disclaim membership in a group, please provide us with a brief analysis as to whether or not the parties constitute a group within the meaning of Rule 13d-5(b) given the existence of a joint filing agreement and a coordinated effort to engage in a solicitation subject to Regulation 14A. At a minimum, it appears as though the parties are acting as a group for the purpose of holding the issuer's equity securities.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact David Plattner, Special Counsel, at (202) 551-8094.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions